SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ACCRETIVE HEALTH, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
00438V103
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00438V103

1	NAMES OF REPORTING PERSONS J. Michael Cline

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		61,414

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,516,866

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		61,414

WITH:	8	SHARED DISPOSITIVE POWER

		20,516,866

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,578,280

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	22.60%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based on 91,062,947 shares outstanding as of September 30, 2010 based on the Issuer’s Form 10-Q filed November 12, 2010.

Page 2 of 8 Pages

CUSIP No.	00438V103

1	NAMES OF REPORTING PERSONS Accretive Associates SBIC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,516,866

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		20,516,866

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,516,866

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	22.53%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
1 Based on 91,062,947 shares outstanding as of September 30, 2010 based on the Issuer’s Form 10-Q filed November 12, 2010.

Page 3 of 8 Pages

CUSIP No.	00438V103

1	NAMES OF REPORTING PERSONS Accretive Investors SBIC, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,516,866

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		20,516,866

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,516,866

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	22.53%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IV, PN
1 Based on 91,062,947 shares outstanding as of September 30, 2010 based on the Issuer’s Form 10-Q filed November 12, 2010.

Page 4 of 8 Pages

CUSIP No.	00438V103

Item 1(a)	Name of Issuer:
Accretive Health, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
401 North Michigan Avenue, Suite 2700
Chicago, Illinois 60611

Item 2(a)	Name of Person Filing:
This Schedule 13G is being file by each of the following persons (each a “Reporting Person” and together, the “Reporting Persons”)
(i)	J. Michael Cline

(ii)	Accretive Associates SBIC, LLC

(iii)	Accretive Investors SBIC, L.P.

Item 2(b)	Address of Principal Business Office or, if none, Residence:
J. Michael Cline
c/o Accretive Health, Inc.
401 North Michigan Avenue, Suite 2700
Chicago, Illinois 60611
Accretive Associates SBIC, LLC
c/o Accretive, LLC
51 Madison Avenue, 31st Floor
New York, New York 10010
Accretive Investors SBIC, L.P.
c/o Accretive, LLC
51 Madison Avenue, 31st Floor
New York, New York 10010

Item 2(c)	Citizenship:
J. Michael Cline is a citizen of the United States of America.
Accretive Associates SBIC, LLC is organized under the laws of the State of Delaware.
Accretive Investors SBIC, L.P. is organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:
Common stock, par value $0.01 of the Issuer (the “Common Stock”)

Item 2(e)	CUSIP Number:
00438V103

Page 5 of 8 Pages

CUSIP No.	00438V103

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A Parent Holding Company or Control Person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
Each of the Reporting Persons may be deemed to be the beneficial owner of the following number of shares of Common Stock of the Issuer:
(i)
J. Michael Cline (“Mr. Cline”) may be deemed to be the beneficial owner of 20,578,280 shares of Common Stock. Accretive Associates SBIC, LLC is the general partner of Accretive Investors SBIC, L.P. Mr. Cline is the managing member of Accretive Associates SBIC, LLC, and may be deemed to have sole voting and investment power with respect to the shares held by Accretive Investors SBIC, L.P.

(ii)
Accretive Associates SBIC, LLC may be deemed to be the beneficial owner of 20,516,866 shares of Common Stock. Accretive Associates SBIC, LLC is the general partner of Accretive Investors SBIC, L.P. Mr. Cline is the managing member of Accretive Associates SBIC, LLC, and may be deemed to have sole voting and investment power with respect to the shares held by Accretive Investors SBIC, L.P.

(iii)
Accretive Investors SBIC, L.P. may be deemed to be the beneficial owner of 20,516,866 shares of Common Stock. Accretive Associates SBIC, LLC is the general partner of Accretive Investors SBIC, L.P. Mr. Cline is the managing member of Accretive Associates SBIC, LLC, and may be deemed to have sole voting and investment power with respect to the shares held by Accretive Investors SBIC, L.P.

Page 6 of 8 Pages

CUSIP No.	00438V103
(b)	Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8	Identification and Classification of Members of the Group.
Not Applicable

Item 9	Notice of Dissolution of Group.
Not Applicable

Item 10	Certifications.
Not Applicable

Page 7 of 8 Pages

CUSIP No.	00438V103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.
February 8, 2011

/s/ J. Michael Cline
Name:	J. Michael Cline

ACCRETIVE ASSOCIATES SBIC, LLC
/s/ J. Michael Cline
Name:	J. Michael Cline
Title:	Managing Member

ACCRETIVE INVESTORS, SBIC, L.P.
/s/ J. Michael Cline
Name:	J. Michael Cline
Title:	Managing Member

Page 8 of 8 Pages